Trustmark Corporation
248 E. Capitol Street
Jackson, MS  39201
(601) 208-5111

January 5, 2010

Via Edgar
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Mr. Jonathan E. Gottlieb
Division of Corporation Finance

Re:	Trustmark Corporation
Request to Withdraw Registration Statement on Form S-3 (RW)
SEC File Number: 333-156078

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, (the “Securities Act”), Trustmark Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”)  consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-156078), which was filed with the Commission on December 12, 2008 along with exhibits (the “Registration Statement”).  The Registration Statement registered, for re-sale, preferred shares (the “Preferred Shares”) and a warrant (the “Warrant”) which were issued to the United States Department of the Treasury (the “Treasury”) under the Troubled Asset Relief Program Capital Purchase Program, as well as the common shares issuable upon exercise of the Warrant (together with the Warrant and the Preferred Shares, the “Securities”).  The Registrant is applying to withdraw the Registration Statement because the Preferred Shares have been redeemed from the Treasury and the Warrant has been repurchased from the Treasury.  None of the Securities are outstanding, and none of the Securities have been or will be re-sold pursuant to the Registration Statement or the prospectus contained therein.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement.  Please forward a copy of the consent to withdrawal of the Registration Statement to the undersigned at 248 E. Capitol Street, Jackson, Mississippi 39201, with a copy to the Registrant’s counsel, Covington & Burling LLP, 620 Eighth Avenue, New York, New York 10018, Attention:  Bruce C. Bennett, Esquire.

If the Commission has any questions or requires any additional information, please do not hesitate to contact Mr. Bennett, telephone number (212) 841-1060, facsimile number (212) 841-1010, email bbennett@cov.com.

We thank you in advance for your assistance with this matter.

Very truly yours,

TRUSTMARK CORPORATION

By:	/s/ Louis E. Greer
Louis E. Greer
Treasurer and Principal Financial Officer